UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2011

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Chapter 11 Filing

    On October 4, 2011, CDC Corporation (the “Company”) filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy
Court for the Northern District of Georgia.  The Company believes that the
Chapter 11 process will facilitate restructuring, which is designed to restore the Company to long-term financial health.

    The Company has undertaken the filing to protect all creditors and the interests of shareholders, in light of the September 8, 2011 judgment against the Company in the amount of $65.4 million in its ongoing litigation with
Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M
and E1 Fund Ltd.

    The Chapter 11 filing relates to CDC Corporation only, and does not include its subsidiaries, which are expected to continue to operate in the ordinary course of business during the Company's Chapter 11 proceedings.

    The Company’s principal legal advisor for the restructuring process and
Chapter 11 proceedings is Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.

    This Form 6-K contains forward-looking statements within the meaning of the
United States Private Securities Litigation Reform Act of 1995.  One can
identify these forward-looking statements by the use of words such as "expect,"
"believe," "planning," "possibility," "opportunity," "goal," "will," "may,"
"intend," "anticipates," "working toward" and other words of similar meaning.
One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company's forward-looking statements. These risks and uncertainties include but are not limited to (i) the Company's ability to obtain
Bankruptcy Court approval with respect to motions in the Chapter 11 case, (ii)
the ability of the Company to prosecute, develop and consummate one or more plans of reorganization with respect to the Chapter 11 case, (iii) the effects of the Company's bankruptcy filing on the Company and the interests of various creditors, equity holders and other constituents, (iv) Bankruptcy Court rulings in the Chapter 11 case and the outcome of the case in general, (v) the length of time the Company will operate under the Chapter 11 case, (vi) risks associated with third party motions in the Chapter 11 case, which may interfere with the
Company's ability to develop and consummate one or more plans of reorganization once such plans are developed, (vii) the potential adverse effects of the
Chapter 11 proceedings on the Company's liquidity or results of operations,
(viii) the ability to execute the Company's business and restructuring plan,
(ix) increased legal costs related to the Company's bankruptcy filing and other litigation, and (x) the Company's ability to maintain contracts that are critical to its operation, to obtain and maintain normal terms with its vendors, landlords and service providers and to retain key employees. In the event that the risks disclosed in the Company's public filings and those discussed above cause results to differ materially from those expressed in the Company's forward-looking statements, the Company's business, financial condition, results of operations or liquidity, and the interests of creditors, equity holders and other constituents, could be materially adversely affected.  All forward-looking statements included herein are based upon information available as of the date hereof, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date hereof.  The Company does not assume any obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 5, 2011	By:	John Clough
	Name:	John Clough
	Title:	Chief Executive Officer